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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

i-STAT Corporation
(Name of Subject Company (Issuer))

i-STAT Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.15 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS)
(Title of Class of Securities)

Common Stock: 450312 10 3
(CUSIP Number of Class of Securities)

William P. Moffitt
President and Chief Executive Officer
i-STAT Corporation
104 Windsor Center Drive
East Windsor, New Jersey 08520
(609) 443-9300

With a Copy to:

Esteban A. Ferrer, Esq.
Paul, Hastings, Janofsky & Walker LLP
1055 Washington Boulevard
Stamford, Connecticut 06901
(203) 961-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

        This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on December 29, 2003 (the "Schedule 14D-9") by i-STAT Corporation relating to the offer by Senator Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase (i) all outstanding Common Shares at a price of $15.35 per share (such price per share, or the highest price paid in the offer, the "Offer Price"), (ii) all outstanding Series D Shares at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer (the "Expiration"), and (iii) all outstanding Warrants at a price of $7.35 net per Common Share purchasable pursuant to each such Warrant (the "Warrant Offer Price"), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 29, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Abbott and the Purchaser with the Securities and Exchange Commission on December 29, 2003. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

Item 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The subsection of Item 3 entitled "Transactions With Abbott" is hereby amended by replacing the last sentence of the second paragraph under "Alliance Agreements" which read "The Company and Abbott are currently negotiating an amendment to the Abbott Distribution Agreement to allow Abbott the continued distribution of the Company's products in the U.S. and certain other countries or territories until March 31, 2004 or such time as the Merger Agreement is consummated or terminated" to read "On December 31, 2003, the Company and Abbott signed an amendment to the Abbott Distribution Agreement to allow Abbott the continued distribution of the Company's products in the U.S. and certain other countries or territories until the earlier of (i) such time as the merger contemplated by the Merger Agreement is consummated and (ii) the date the Merger Agreement is terminated."

        The last paragraph of that same subsection is amended and replaced in its entirety to read: "The foregoing description of the Abbott Alliance Agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which are included as Exhibits (e)(21), (e)(22), (e)(23), (e)(24), (e)(25) and (e)(27) hereto and are incorporated into this Statement by reference."

Item 9.    EXHIBITS.

        Item 9 is hereby amended and supplemented by adding the following thereto:

        "(e)(27) Amendment to Marketing and Distribution Agreement, dated as of December 31, 2003, between i-STAT Corporation and Abbott Laboratories (incorporated by reference to the Form 8-K filed by i-STAT Corporation on December 31, 2003)."

        All references in Item 9 the "the Registrant" are hereby amended to read "i-STAT."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

i-STAT Corporation
	By:	/s/ LORIN J. RANDALL
		Name:	Lorin J. Randall
		Title:	Senior Vice President
Dated: December 31, 2003

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  Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 9. EXHIBITS.
SIGNATURE